September 15, 2004

Mail Stop 0409

J. Michael Schroeder
Chief Counsel and Corporate Secretary
Great Wolf Resorts, Inc.
122 West Washington Avenue
Madison, Wisconsin 53703

Re:	Great Wolf Resorts, Inc.
	Registration Statement on Form S-1
      Registration No. 333-118148
      Filed August 12, 2004

Dear Mr. Schroeder:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      For purposes of this comment letter, we refer to the pagination, paragraphs, sentence and line numbers as displayed by the courtesy copy version of your Form S-1 filed on August 12, 2004.

General

1. We note that the registrant, Great Wolf Resorts, Inc., filed a private placement notice on August 19, 2004 whereby you sold common stock with a value of $224,562,048 to 468 accredited investors. Please provide a detailed analysis of why this sale should not be integrated with the current public offering. Also, please tell us the exemption from registration that you relied upon and the factual basis for the exemption.

2. We note that the merger of resort LLCs into Great Wolf, Inc. could constitute a roll-up transaction, as defined in Item 901(c) of Regulation S-K. Please substantially revise your document to include all of the required roll-up disclosure, or tell us why you believe the transaction is not a roll-up.

3. We note the inclusion of red herring language in the cover page.
Supplementally, advise the staff whether you have circulated the prospectus.

4. Supplementally, please confirm whether the courtesy copy of this registration statement provided to us includes all diagrams, pictures and graphic information to be used in the prospectus.

5. Please supplementally provide us with a copy of the research you cite in the prospectus from Third Wave Research, Travel Industry Association of America, USRC and any other third parties. Also, supplementally tell us whether all or any of the reports were prepared for you or published generally. Are the reports publicly available, and if so, how? If not, please file experts` consents as exhibits to the registration statement, as required by Rule 436.

6. We note that the age of your combined financial statements of Great Lakes Predecessor and your combined financial statements of Great Bear Lodge of Wisconsin Dells LLC and Great Bear Lodge of Sandusky LLC, included in the filing, will be more than 129 days from the effective date of the Registration Statement. As such, please update your financial statements in your next amendment of the Registration Statement. Refer to Rule 3-12 (a) of Regulation S-X.

7. We note your risk factor on page 24 stating that the prior and current marketing and sale of condominiums may be considered offers and sales of securities under federal law. It appears that the Great
Lakes predecessor owners offered and continue to offer condominiums to private investors at the Wisconsin Dells and Sheboygan resort locations. Please provide us with a detailed analysis explaining why your offer and sale of condominiums should not be viewed as investment contracts under the Howey test. For example, we note the advertisements located on your web site www.greatwolfresorts.com represent the condo ownership as hassle-free. For guidance, refer to
Securities Act Release No. 33-5347 (January 4, 1973).

Summary

8. The Summary section as written is lengthy and does not provide investors with a clear, concise and coherent "snapshot" description of the most significant aspects of the offering. We note that much of the summary is repeated in the body of the prospectus. Specifically, we note your lengthy discussion under Competitive Strengths, Business and Growth Strategies, and Properties. This detailed information is better suited for disclosure in the body of the prospectus. Please revise to limit your summary to the most significant aspects of your company and your offering. Refer to Rule
421(b) of Regulation C, the Instruction to Item 503(a) of
Regulation
S-K, and Section IV.C. of Release No. 33-7497.

Our Business, page 1

9. Please provide supplemental support for your statement that Great
Wolf is the "largest owner operator and developer in the Unites States of drive-to family resorts featuring indoor waterparks and other family oriented activities." Also, please state the measure by which you are the "largest," such as number of resorts, number of rooms, occupancy capacity or another measure.

10. In the second paragraph following the bullet points on page 2 you refer to your predecessor companies. On a supplemental basis, please provide a pre-merger resort-by-resort breakdown of voting and economic ownership of each open and under construction resort. Separately identify each resort owner and sponsor entity and the percentage ownership interest held by each entity. Clarify whether the manager indirectly owns 100% of the resort properties. We may have further comment after we receive this information.

11. We note your reference in the penultimate paragraph of page 2 and throughout the prospectus conveying that "[y]our management team possesses substantial experience in all aspects of family entertainment resort and indoor waterpark development, management, marketing and financing." Please balance any information regarding the experience of management with disclosure describing the experience they are lacking. For example, it appears that the managers have no experience in operating a public company.

12. In connection with the penultimate paragraph on page 2, you state that your "current infrastructure provides the capability to continue to increase the number of resorts that we develop and operate without proportionate increases in overhead costs." Please explain why you believe the "current infrastructure" of the registrant will enable you to increase resorts without proportionate increases in overhead costs.

13. Please revise the last paragraph on page 2 to include the website of The Great Lakes Companies, Inc.

Properties, page 6

14. Please revise the table included on this page, and similar tables included elsewhere throughout the Registration Statement, to more clearly indicate that the Niagara Falls, ON, Canada resort will not be owned by Great Wolf upon completion of the formation transaction.

15. Please revise footnote (6) here and page 42 to explain how you intend to convert the leasehold interest into a fee simple interest.
Have you entered into an agreement or informal arrangement with the local governmental authority?

16. Revise footnote (9) to convey the 10-year duration of the Great
Wolf license to Ripley`s.

Structure and Formation of Our Company, pages 7 and 29

17. We note that you intend to issue unregistered shares in your formation transactions. Supplementally, please tell us the exemption from registration that you are relying on for these transactions and discuss the factual basis for the exemption.

18. We note that the management company intends to spin-off certain assets prior to the formation transactions. Supplementally, please describe the mechanics of the spin-off. Please address whether the spin-off involves the sale of securities and, if so, whether the management company will register the sale under the Securities Act.

19. Please provide a detailed analysis as to why the unregistered issuance of 13,901,741 shares of common stock to these owners should not be integrated with the public offering of common stock. Currently, it appears that the pre-formation transactions and $97.6 million needed to consummate the acquisition of LLCs are contingent on the present public offering of common shares.

20. For ease of investor understanding purposes, please relocate your organization chart from page 32 to the summary. Further, revise the organization chart to reflect 100% of the ownership following the pre-formation transactions. Currently, you represent that public shareholders will only own 49% of the registrant. Also, please include a chart that shows the ownership of your properties prior to the formation transaction.

21. Revise the fourth bullet point of the formation transaction disclosure to briefly describe the certain unrelated assets held by the management company, such as the multi-family housing and hotels.

22. Please disclose that you did not obtain third party appraisals of your initial resort acquisitions from affiliates and thus the consideration to be paid may exceed their fair market value.
Briefly
summarize how you valued the resort assets for purposes of determining the amount of consideration to be issued in the formation transactions.

23. Please revise the summary to state the aggregate amount of cash and number of shares that you expect to pay in the formation transactions. We note the disclosure on page 30.

24. Disclose the name of the bank here and in the liquidity section providing the $75.0 million credit facility and the names of the existing shareholders of Great Lakes that will enter into representation and warranties agreements concerning the formation transactions.

Benefits to Related Parties, page 9

25. Supplementally, please identify the shareholders of the management company. Tell us the total number of shareholders and name any shareholders of the management company that are affiliated with Great Wolf.

26. In connection with the personal guarantees by the Great Lakes
Cos., Inc. shareholders covering $169.8 million of indebtedness, please clarify whether this amount is being refinanced or repaid by the registrant.

27. Revise your disclosure to discuss the business purpose of the $2.3 million bonus cash payment.

Summary Financial and Other Data, page 11

28. The usefulness of EBITDA adjusted for various items to derive Adjusted EBITDA is not evident. Please expand your disclosure to demonstrate the usefulness of adjusting EBITDA for minority interests and gain (losses) on sale of real estate. Refer to Questions 8, 9 and 10 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Risk Factors
Risks Related to Our Business

We are subject to resort industry risks that could adversely affect
our business, financial condition, and results of operations, page
17

29. Most of the bullet point risks under this subheading are described in more detail in separate risk factors, while others appear to be generic to your industry. Please revise to omit this risk factor or expand it to provide a more specific discussion of risks.

We may not be able to manage our expected growth, which could adversely affect our operating results, page 17

30. As you will manage the Niagara Falls, Ontario resort owned by Ripley`s and this management would appear to add to the risk of straining your management, please include a reference to this non-owned resort.

If members of our senior management or our key personnel left us .
..
.., page 18

31. Revise the text of this risk factor to name those members of senior management and key operational personnel whose loss of service to the registrant could have a material adverse effect. Further, please revise the risk factor section to disclose that the Great Lakes predecessor properties, which do not hold the Sandusky and Wisconsin Dells properties, have a history of net losses for the past three years.

Future terrorist attacks in the United States could harm . . ., page
21

32. Please revise to more specifically describe why future terrorist attacks would have more of an adverse impact on your business as compared to any retail establishment.

Certain of our existing stockholders will exercise considerable influence over the company . . ., page 24

33. Please revise to name those founding stockholders who will beneficially own 28% of the registrant.

There were no arm`s-length negotiations with respect to the terms of the formation transactions, page 25

34. Please revise this risk factor to more specifically describe the risks to investors resulting from the lack of arm`s-length negotiations.

The sale of substantial number of shares of our common stock after this offering may cause the market price . . . page 26

35. Revise to quantify the number of shares of common stock that are subject to registration rights or are otherwise available for sale following the close of this offering.

Forward-Looking Statements, page 28

36. Please revise to delete the bullet points listed on page 28. It appears that this section repeats disclosure previously provided in the risk factor section. If the bullet pointed risk factors are not disclosed in the risk factor section, please include such risk in the risk factor section.

Structure and Formation of Our Company
Formation Transactions, page 29

37. We note that GWR Operating Partnership, L.L.L.P. will serve as the sole member of each of the "surviving resort-owning entities." Briefly describe how Great Wolf will contribute its ownership interest in the surviving resort-owning entities to the newly formed
OP. Also, please revise to discuss why you are forming a separate entity to serve as the general partner of the OP, rather than having
Great Wolf as the general partner.

38. Please explain what you mean by stating that you formed the OP to
provide flexibility for future transactions.   Expand to describe
how
you define this flexibility.

Allocation of Consideration in the Formation Transactions, page 32

39. Please name the independent financial advisory firm described and supplementally please provide us with a copy of its fairness opinion.
Further, please disclose the amount of cash and stock that you will pay for each property in the formation transactions and describe the method used in allocating cash and stock among the resort-owning entities and the management company.

Use of Proceeds, page 33

40. In connection with your disclosure in the third bullet point, please revise to breakout each item of indebtedness you will repay with offering proceeds.

41. Please tell us when the registrant incurred the $77.2 million in indebtedness for which you intend to use a portion of the proceeds from this offering. Please provide the material terms, use of these loan amounts and counterparties to these loans. For example, is the indebtedness owed to Sandusky LLC or another party.

42. We note that you will use an unquantified amount of the net proceeds for development of future resorts and general corporate purposes. It appears that you would have $17.6 million available for these purposes without the over-allotment and $46.9 million should the underwriters exercise the over-allotment option. Please note
Item 504 requires disclosure of the "approximate amount" intended to be used for each purpose.

Dividend Policy, page 33

43. We note your statement that you have never declared or paid any cash dividends; however, on page 59, it appears that the Great Lakes predecessor made distributions to minority investors. Supplementally, please tell us whether any of the resort entity or sponsor LLCs previously made distributions to its non-managing or managing members.

Capitalization, page 34

44. Please provide historical capitalization information of the predecessor alongside the pro forma information that has already been provided.

Dilution, page 35

45. Please revise to disclose the consideration for your acquisition of the family entertainment resort business of Great Lakes before the offering. Also clarify what constituted the business acquired and percentage interest acquired before the offering. Please distinguish between interests acquired before the offering from interests acquired with proceeds from the offering.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 41

Revenue and Key Performance Indicators, page 42

46. Please expand your definition of "yield management techniques."

Great Lakes Predecessor Historical Results of Operations
Three Months Ended March 31, 2004 Compared with Three Months Ended March 31, 2003, page 49

47. Similar to the Dells/Sandusky MD&A information, please provide full disclosure regarding occupancy and the other key indicators disclosed on page 52.

48. Supplementally, please tell us where you have included disclosure regarding the non-resort asset performance, such as multi-family and hotel assets. Further, provide management`s insight into why it desires to divest itself of those assets.

Net income (loss), page 50

49. Supplementally, please provide us background information about the prior issuance of the mandatory redeemable ownership.

Operating Expenses, page 50

50. Please revise your discussion of operating expenses to provide more detail as to the specific allocation or cause of the increase rather than "due to the effect of the Traverse City and Kansas City resorts opening in 2003." Describe the types of operating expenses such as staff, energy costs and any other expenses incurred in the process of opening these resorts that would convey greater clarity as to the principal operating expenses incurred when opening these specific resorts.

Dells/Sandusky Historical Results of Operations
Three Months Ended March 31, 2004 Compared with Three Months Ended
March 31, 2003
Operating Expenses, page 52

51. Explain the nature of the certain "loan fees" that became fully amortized and whether these fees represented interest payments for permanent mortgage financing on the two properties or some other type of loan fees.

Operating Income, page 53

52. In addition the actual dollar amount change increase or decrease, please include the similar percentage increase/decrease as provided for expenses.

53. Please revise to state the principal reasons for the substantial increase in operating and net income. Similarly, provide this disclosure for operating and net income disclosures located on pages
54-55.

Liquidity and Capital Resources, page 57

54. Please revise to include all material terms of the credit facilities including any prohibitions on dividends or other such limitations and the specific type of financial tests and ratios governing these facilities.

Contractual Obligations, page 57

55. Please revise to expand footnote disclosure below the first table to name the shareholder who will redeem his or her Class A and Class
B shares and describe the triggering events.

56. Refer to the pro forma presentation. Supplementally, please explain why for purposes of this table you assumed that the present offering and formation transactions occurred on January 1, 2003.

Off-Balance Sheet Arrangements, page 60

57. Please revise to clarify whether Great Wolf will assume the obligations of Great Lakes under the guarantees.

Quantitative and Qualitative Disclosures About Market Risk, page
61

58. In addition to credit rating, please list the other factors you will use to determine from whom you will purchase derivatives.

Business, page 62

59. Please revise to include the material terms of the Niagara
Falls,
Ontario management and license agreement and whether you intend to provide these services in the future for third parties.

Competition, pages 67-68

60. Please revise to consolidate your two competition sections located on pages 67 and 78.

61. Please disclose any other types of resorts, other than those with indoor waterparks, that may directly compete for your targeted customers such as hotels near outdoor waterparks or theme parks. Further, discuss whether any of the other nine indoor waterpark resorts currently under construction or in active development in the
U.S. and Canada are located near your current target markets, specifying that market other than the Sandusky market.

62. In addition to the positive competitive factors you list, such as your experienced management assisting in your expansion efforts into new markets, please disclose any material negative factors pertaining to your competitive position.

Development Criteria, page 76

63. Revise to include a separate caption explaining all material terms of the Tall Pines Development Corporation agreement.

Management
Directors and Executive Officers, page 82-84

64. We note your disclosure regarding the business experience of your officers and directors. Please provide disclosure of the business experience of each officer and director for the last five years. For example, provide disclosure regarding Mr. Churchey`s employment after
July 2003, and the period of Ms. Nolan`s employment with Economics Research Associates. See Item 401(a)(4) of Regulation S-K.

65. Within your management`s biographical listings, please clarify which former or current employers are public companies. It appears that some companies are public and some are private, but it is unclear.

Certain Relationships and Related Transactions, page 91

66. Please revise to identify the directors and officers of Great Lakes that have guaranteed loans. Also, disclose the amount of each guarantee and describe how these individuals will be "relieved" from approximately $169.8 million of guarantees in connection with your IPO.

67. Revise to include all material terms of the transition services agreement. For example, you include the applicable rate, summary of the payment terms, early termination provision, etc.

68. Please discuss the agreements relating to the formation transactions in more detail. Identify each related party by name and disclose the type and amount of interest for each related party under these agreements. Specifically describe the obligations under these agreements that may be satisfied by delivery of your shares.

69. Supplementally, please tell us when you plan to enter into these related party agreements and merger agreements. Do you intend to close all related party agreements after effectiveness?

Description of Securities, page 95

70. Please revise the introductory paragraph of this section to delete your qualification in its entirety by reference to the certificate of incorporation and bylaws filed as exhibits to the prospectus. Qualification to documents outside of the prospectus is inappropriate.

Underwriting, page 101

71. Refer to the second paragraph under this heading. Please revise to detail all "other conditions" that could release the underwriters from their obligations to purchase the shares in the offering.

72. In connection with the directed share program, please supplementally describe the mechanics of how and when these shares are offered and sold to investors in the directed share program. For example, tell us how the prospective recipients and number or percentage of reserved shares are determined. Tell us how and when you and the underwriters have notified or will notify the directed share investors, including the types of communications used or to be used. Discuss the procedures these investors must follow in order to purchase the offered securities. Are directed share purchasers required to establish accounts before the effective time, and, if so, what if any funds are put in newly established brokerage accounts before the effective date? In addition, if any of the recipients of the shares or their associates, employees or affiliates are broker-dealers registered with the NASD, please tell us how you will comply with the NASD`s rules relating to "hot" IPOs, if applicable. Please also supplementally provide us with copies of all materials that you or the underwriters will distribute in connection with the directed share program.

73. In connection with your directed share program, supplementally identify the persons "who are otherwise associated with us" that may participate in the directed share program.

74. Refer to the next-to-last paragraph on page 104. Please identify the underwriters that have performed investment and commercial banking services and advisory services for you in the past.

75. We note from page 104 that one or more of your underwriters may make an electronic version of your prospectus available on their website. Please identify the underwriters and securities dealers who will be engaged in the electronic distribution of prospectuses and describe their procedures to us supplementally. Alternatively, please confirm that the staff has previously approved of those procedures and that the procedures have not changed since the staff approved them. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.

76. Supplementally, please tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Prior to effectiveness, provide us with copies of all offering information concerning your company or prospectus that will appear on an such third party`s web site. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

Financial Statements

Great Wolf Resorts, Inc-Unaudited Pro Forma Condensed Consolidated Financial Statements

Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet, page F-4

77. With regard to note (C) to the pro forma balance sheet, please provide further detail of the non-resort hotel and multifamily housing assets being sold and disclose the timing of these dispositions (e.g. whether they are occurring before, during or subsequent to the offering and purchase transactions).

78. With regard to note (E) to the pro forma balance sheet, please include a tabular schedule that includes the following:
* a calculation of the total purchase price, including the value assigned to non-cash consideration, and the resulting goodwill balance,
* the cost basis and fair value of each individual property (and related equipment) being acquired with the resulting step-up amount to fair value, and
* more detailed calculations related to the determination of the deferred tax liability and the elimination of the mandatory redeemable equity interest.

79. It appears Great Lake Companies is identified as the accounting acquirer in Note (E). Please clarify Great Lake Companies` relationship with Great Wolf Resorts. Describe the accounting for the net assets acquired by Great Lake Companies and contributed to Great Wolf Resorts.

Unaudited Pro Forma Condensed Consolidated Statements of
Operations:
Year Ended December 31, 2003,  page F-8

80. We note that you will be paying approximately $2 million under employment agreements with executive officers, upon consummation of the offering transaction. Please revise the December 31, 2003 and interim pro forma statements of operations assuming that the offering transaction has taken place as of January 1, 2003 to reflect this expense. It does not appear adjustment (F) fully reflects the expense to be incurred under the agreements. Further, please expand your disclosure to note that the non-recurring bonus payments of $2,275 are not included.

81. Please expand the explanation to Note (G) to show how you determined the change in depreciation.

Notes to the Consolidated Financial Statements-Great Wolf
Predecessor
General

82. Please provide Schedule III disclosures in accordance with Rule
12-28 of Regulation S-X.

Note 4-Long Term Debt, page F-24

83. With respect to your covenant violation at December 31, 2003, please disclose the waiver period and whether it is probable that the covenant requirement will not be met at the next compliance date. See EITF 86-30. In addition, provide similar disclosure with the Liquidity and Capital Resources section of the MD&A.

Note 7-Commitments and Contingencies, page F-26

84. Please advise us of the pertinent factors considered in determining your accounting with regard to the 99-year ground lease on the Sheboygan property and the 10-year ground lease on the Kansas
City, Kansas property. In addition, please confirm that, if operating leases, the ground lease payments associated with your Kansas City, Kansas and Sheboygan, Wisconsin properties are being straight-lined over the life of the respective leases. Refer to SFAS
No. 13.

85. Please disclose whether or not a commitment has been obtained to convert your leasehold interest into a fee simple interest or the status of the negotiations, if any. Also please disclose when the term of the ground lease is scheduled to end.

Note 10-Properties Held For Sale, page F-29

86. We note that during 2003 you sold 2 hotel properties for a resulting gain of approximately $10,967 and wrote-off approximately
$9,822 of the minority interest in those assets, which was included in discontinued operations. However, we also noted that as of December 31, 2002 you only presented approximately $2,190 of total minority interest. Please provide us with a roll forward of your minority interest balance for all periods presented and describe in detail any significant reconciling items.

Notes to Consolidated Financial Statements-Great Bear Lodge of
Wisconsin Dells, Wisconsin LLC and Great Bear Lodge of Sandusky
LLC
Note 1-Summary of Significant Accounting Policies

87. Please disclose your historical policy with respect to the capitalization of interest as we noted that the Company constructed the Great Bear Lodge, Sandusky, Ohio and had a construction in process balance through December 31, 2002. In addition, please disclose the amounts of interest capitalized during all periods presented. Refer to SFAS No. 34.


Part II

Item 13. Other Expenses of Issuance and Registration, page II-1

88. Please revise to complete the table with estimated amounts for each expense.

Item 15. Recent Sales of Unregistered Securities, page II-2

89. For each private transaction, include the date of the transaction, name of the private purchaser or class, the amount and type of consideration received for your shares, and the facts underlying the exemption from registration that you are relying upon.
Further, when specifying Regulation D, refer to a specific rule. Also, as each holder of Sandusky Investor LLC will receive shares clarify the number of purchasers. See Item 701 of Regulation S-K.

Item 16. Exhibits and Financial Statements, pages II-3-II-4

90. Please file all remaining exhibits. Please note we will need adequate time to review the exhibits once filed and may have further comment. If you are not yet prepared to file your opinion of counsel, consider submitting a draft opinion for our preliminary review.


      *   *   *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Jay Spinella at (202) 942-7323 or Donna Di Silvio at (202) 942-1852 if you have questions regarding comments on the financial statements and related matters. Please contact Neil Miller at (202) 942-1851 or me at (202) 942-1960 with any other questions.



Sincerely,



Karen J. Garnett
Assistant Director



cc: 	Alan J. Prince, Esq. (via facsimile)
  	King & Spalding LLP

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Great Wolf Resorts, Inc.
September 15, 2004
Page 1